April 23, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Daniel L. Gordon
                                                Branch Chief

Re:                             SL Green Realty Corp.
Form 10-K for the year ended December 31, 2012
Filed February 27, 2013
File No. 001-13199

SL Green Operating Partnership, L.P.

Form 10-K for the year ended December 31, 2012

Filed March 4, 2013

File No. 333-167793-02

Dear Mr. Gordon:

Set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter, dated April 18, 2013 (the “Comment Letter”), relating to (i) the Annual Report on Form 10-K for the year ended December 31, 2012 (the “SL Green Form 10-K”) filed by SL Green Realty Corp. (the “Company”) on February 28, 2012 and (ii) the Annual Report on Form 10-K for the year ended December 31, 2012 (together with the SL Green Form 10-K, the “Form 10-Ks”) filed by SL Green Operating Partnership, L.P. on March 4, 2013.  The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

420 Lexington Avenue • New York, NY  10170 • (212) 594-2700 • Fax (212) 216-1790

SL Green Realty Corp Form 10-K

General

1.                                      We note your response to comment 1 of our comment letter dated March 21, 2013. We will continue to monitor for your response to this comment.

The Company acknowledges that the Staff may issue additional comments after the Company files its proxy statement on Schedule 14A.

2.                                      We note your response to comment 2 of our comment letter dated March 21, 2013. In future periodic reports, to the extent your portfolio of properties listed in the development category is material, please also disclose the anticipated completion dates, the budgeted costs, the costs incurred to date and the development costs incurred per square foot for any significant redevelopment and repositioning projects in addition to your ground-up development projects.

The Company advises the Staff that in future filings, to the extent the Company’s portfolio of development and redevelopment projects becomes material, the Company will disclose the anticipated completion date, the budgeted cost and the costs incurred to date as well as the development costs incurred per square foot.

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In accordance with your request, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in each of the Form 10-Ks;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 10-Ks; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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If you have any questions with respect to the foregoing, please contact me at (212) 216-1716 or Andrew Levine, Esq., our Chief Legal Officer, at (212) 216-1615.

Very truly yours,

SL GREEN REALTY CORP.

By:	/s/ James Mead
James Mead
Chief Financial Officer